02041079

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002.

Savia, S.A. de C.V.
(Translation of registrant's name into English)

Av. Batallon de San Patricio No. 111, Piso 4, Col. Valle Oriente
San Pedro Garza Garcia, N.L. 66269 - MEXICO
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☒ No☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- 3412 .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Savia, S.A. de C.V.
(Registrant)

Date June 14, 2002

By ____________
(Signature) *
Bernardo Jimenez
Chief Financial Officer

* Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documentation Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

1 of

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders or each class of securities to which any reporting obligation under Section 13(a) of 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** Quarter: **1** Year: **2002**

SAVIA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**14,233,344**	**100**	**32,596,761**	**100**
2	**CURRENT ASSETS**	**6,466,462**	**45**	**8,741,248**	**27**
3	CASH AND SHORT-TERM INVESTMENTS	328,250	2	397,266	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,531,475	11	1,883,725	6
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	218,001	2	1,366,320	4
6	INVENTORIES	4,263,638	30	4,935,266	15
7	OTHER CURRENT ASSETS	125,098	1	158,671	0
8	**LONG-TERM**	**1,083,530**	**8**	**10,475,749**	**32**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	967,237	7	504,313	2
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	116,293	1	9,971,436	31
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**2,520,133**	**18**	**3,071,478**	**9**
13	PROPERTY	2,174,930	15	2,569,480	8
14	MACHINERY AND INDUSTRIAL	998,733	7	1,104,725	3
15	OTHER EQUIPMENT	389,420	3	445,909	1
16	ACCUMULATED DEPRECIATION	1,076,331	8	1,059,461	3
17	CONSTRUCTION IN PROGRESS	33,381	0	10,825	0
18	**DEFERRED ASSETS (NET)**	**4,105,531**	**29**	**10,261,987**	**31**
19	**OTHER ASSETS**	**57,688**	**0**	**46,299**	**0**
20	**TOTAL LIABILITIES**	**5,862,364**	**100**	**14,684,317**	**100**
21	**CURRENT LIABILITIES**	**5,501,017**	**94**	**13,951,441**	**95**
22	SUPPLIERS	377,664	6	458,285	3
23	BANK LOANS	3,368,543	57	8,980,215	61
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	734,008	13	0	0
26	OTHER CURRENT LIABILITIES	1,020,802	17	4,512,941	31
27	**LONG-TERM LIABILITIES**	**174,443**	**3**	**550,063**	**4**
28	BANK LOANS	156,901	3	203,922	1
29	STOCK MARKET LOANS	0	0	334,661	2
30	OTHER LOANS	17,542	0	11,480	0
31	**DEFERRED LOANS**	**185,270**	**3**	**0**	**0**
32	**OTHER LIABILITIES**	**1,634**	**0**	**182,813**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**8,370,980**	**100**	**17,912,444**	**100**
34	**MINORITY INTEREST**	**655,472**	**8**	**8,097,806**	**45**
35	**MAJORITY INTEREST**	**7,715,508**	**92**	**9,814,638**	**55**
36	**CONTRIBUTED CAPITAL**	**4,100,960**	**49**	**4,087,437**	**23**
37	PAID-IN CAPITAL STOCK (NOMINAL)	7,125	0	7,125	0
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,527,257	18	1,527,257	9
39	PREMIUM ON SALES OF SHARES	2,566,578	31	2,553,055	14
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,614,548**	**43**	**5,727,201**	**32**
42	RETAINED EARNINGS AND CAPITAL RESERVE	9,638,935	115	12,228,661	68
43	REPURCHASE FUND OF SHARES	2,461,494	29	2,461,494	14
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(8,560,168)	(102)	(8,802,281)	(49)
45	NET INCOME FOR THE YEAR	74,287	1	(160,673)	(1)

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2002**

SAVIA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**328,250**	**100**	**397,266**	**100**
46	CASH	299,829	91	347,864	88
47	SHORT-TERM INVESTMENTS	28,421	9	49,402	12
18	**DEFERRED ASSETS (NET)**	**4,105,531**	**100**	**10,261,987**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	778,807	19	1,086,353	11
49	GOODWILL	3,326,724	81	9,077,871	88
50	DEFERRED TAXES	0	0	97,763	1
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**5,501,017**	**100**	**13,951,441**	**100**
52	FOREING CURRENCY LIABILITIES	4,675,363	85	12,873,777	92
53	MEXICAN PESOS LIABILITIES	825,654	15	1,077,664	8
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**1,020,802**	**100**	**4,512,941**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	268,488	26	1,392,259	31
58	OTHER CURRENT LIABILITIES WITHOUT COST	752,314	74	3,120,682	69
27	**LONG-TERM LIABILITIES**	**174,443**	**100**	**550,063**	**100**
59	FOREING CURRENCY LIABILITIES	158,810	91	257,788	47
60	MEXICAN PESOS LIABILITIES	15,633	9	292,275	53
29	**STOCK MARKET LOANS**	**0**	**100**	**334,661**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	334,661	100
30	**OTHER LOANS**	**17,542**	**100**	**11,480**	**100**
63	OTHER LOANS WITH COST	17,542	100	11,480	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**185,270**	**100**	**0**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	185,270	100	0	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**1,634**	**100**	**182,813**	**100**
68	RESERVES	734	45	110,649	61
69	OTHERS LIABILITIES	900	55	72,164	39
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(8,560,168)**	**100**	**(8,802,281)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(8,560,168)	(100)	(8,802,281)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2002**

SAVIA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	965,445	(5,210,193)
73	PENSIONS FUND AND SENIORITY PREMIUMS	734	110,649
74	EXECUTIVES (*)	1,498	2,050
75	EMPLOYERS (*)	1,904	7,985
76	WORKERS (*)	4,931	4,823
77	CIRCULATION SHARES (*)	462,067,659	462,067,659
78	REPURCHASED SHARES (*)	8,525,275	8,525,275

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2002**
SAVIA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,889,151**	**100**	**2,135,975**	**100**
2	COST OF SALES	941,812	50	1,143,213	54
3	**GROSS INCOME**	**947,339**	**50**	**992,762**	**46**
4	OPERATING	620,074	33	780,146	37
5	**OPERATING INCOME**	**327,265**	**17**	**212,616**	**10**
6	TOTAL FINANCING COST	83,457	4	168,761	8
7	**INCOME AFTER FINANCING COST**	**243,808**	**13**	**43,855**	**2**
8	OTHER FINANCIAL OPERATIONS	30,553	2	112,810	5
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**213,255**	**11**	**(68,955)**	**(3)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	49,287	3	54,364	3
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**163,968**	**9**	**(123,319)**	**(6)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**163,968**	**9**	**(123,319)**	**(6)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	(129,007)	(6)
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**163,968**	**9**	**5,688**	**0**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**163,968**	**9**	**5,688**	**0**
19	NET INCOME OF MINORITY INTEREST	89,681	5	166,361	8
20	**NET INCOME OF MAJORITY INTEREST**	**74,287**	**4**	**(160,673)**	**(8)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2002**
SAVIA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**1,889,151**	**100**	**2,135,975**	**100**
21	DOMESTIC	86,555	5	138,744	6
22	FOREIGN	1,802,596	95	1,997,231	94
23	TRANSLATED INTO DOLLARS (***)	199,749	11	221,317	10
6	**TOTAL FINANCING COST**	**83,457**	**100**	**168,761**	**100**
24	INTEREST PAID	77,490	93	309,471	183
25	EXCHANGE LOSSES	59,026	71	40,197	24
26	INTEREST EARNED	22,512	27	69,125	41
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(30,547)	(37)	(111,782)	(66)
8	**OTHER FINANCIAL OPERATIONS**	**30,553**	**100**	**112,810**	**100**
29	OTHER NET EXPENSES (INCOME) NET	30,488	100	119,343	106
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	65	0	(6,533)	(6)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**49,287**	**100**	**54,364**	**100**
32	INCOME TAX	56,584	115	57,200	105
33	DEFERED INCOME TAX	(7,285)	(15)	(2,822)	(5)
34	WORKERS' PROFIT SHARING	(12)	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	(14)	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: SAVIA QUARTER: 1 YEAR: 2002

SAVIA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,907,811	2,164,838
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	6,174,532	7,051,197
39	OPERATION INCOME (**)	(430,053)	(949,595)
40	NET INCOME OF MAYORITY INTEREST(**)	(2,465,532)	(3,133,755)
41	NET CONSOLIDATED INCOME (**)	(3,445,965)	(4,203,789)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**163,968**	**5,688**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	107,076	348,059
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**271,044**	**353,747**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(69,950)	2,327,905
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**201,094**	**2,681,652**
6	CASH FLOW FROM EXTERNAL FINANCING	(75,527)	(224,573)
7	CASH FLOW FROM INTERNAL FINANCING	0	(72)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(75,527)**	**(224,645)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(113,636)**	**(2,803,836)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	11,931	(346,829)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	316,319	744,095
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	328,250	397,266

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2002**
SAVIA, S.A. DE C.V.

CONSOLIDATED **FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**107,076**	**348,059**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	128,267	245,199
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	(21,191)	102,860
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(69,950)**	**2,327,905**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(170,773)	297,731
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	236,554	285,156
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	102,159	82,446
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(198,820)	(287,029)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(39,070)	1,949,601
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(75,527)**	**(224,573)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	5,223
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	45,559	0
27	(-) BANK FINANCING AMORTIZATION	(121,086)	(6,131)
28	(-) STOCK MARKET AMORTIZATION	0	(629)
29	(-) OTHER FINANCING AMORTIZATION	0	(223,036)
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**(72)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS		(72)
31	(-) DIVIDENS PAID		0
32	+ PREMIUM ON SALE OF SHARES		0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES		0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(113,636)**	**(2,803,836)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	61,009	(116,741)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(19,111)	(65,007)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(155,534)	(2,622,088)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	8.68 %	0.27 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(31.96) %	(31.93) %
3	NET INCOME TO TOTAL ASSETS (**)	(24.21) %	(12.90) %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	18.63 %	1,965.23 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.43 times	0.22 times
7	NET SALES TO FIXED ASSETS (**)	2.45 times	2.30 times
8	INVENTORIES ROTATION (**)	0.90 times	0.91 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	63 days	69 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.89 %	9.73 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	41.19 %	45.05 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.70 times	0.82 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	82.46 %	89.43 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	6.92 %	17.91 %
15	OPERATING INCOME TO INTEREST PAID	4.22 times	0.69 times
16	NET SALES TO TOTAL LIABILITIES (**)	1.05 times	0.48 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.18 times	0.63 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.40 times	0.27 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.10 times	0.60 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	5.97 %	2.85 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	14.35 %	16.56 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.70) %	108.99 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.60 times	8.67 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00 %	99.97 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00 %	0.03 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	16.82 %	2.32

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2002**
SAVIA, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (5.34)	$ (6.74)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (4.80)	$ (8.14)
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (1.87)	$ (0.58)
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (0.78)	$ (0.32)
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 16.70	$ 21.24
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.17 times	2.04 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(0.55) times	(6.40) times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

EXECUTIVE SUMMARY

· Savia posted a consolidated net income of 19 million Dollars and reverts the majority net loss reported in the first quarter of 2001, reaching a net majority income of 8 million Dollars, a recovery of 26 million Dollars.
· Savia increases its operating cash flow (EBITDA), reporting a positive result of 42 million Dollars, an increase of 40.6% in comparison to the same period of last year. Likewise, the operating income increased to 36 million Dollars, 53.9% over the one reported in the same period of 2001. This important growth in operating income has been achieved by a 20.5% reduction in operating expenses in Savia and its subsidiaries.
· Seminis improved for the fifth consecutive quarter its operating results. The sales for the first quarter of 2002 remained stable in comparison to the sales reported in the same period of 2001; operating margin rose to 63.0%, operating expenses decreased by 6 million Dollars or 10.0% and its net operating cash flow registered 46 million Dollars, a growth of 23% or 9 million Dollars, as compared to the one reached in the same period of 2001. The subsidiary reports an operating income that reaches 42 million Dollars; this result reflects an increase of 27% in comparison to the 33 million Dollars obtained in 2001.
· Bionova, in spite of divestments in non-strategic assets, that impacted sales by 31.0% for the period, the company maintained an operating income and net cash flow similar to the one achieved in the same period of 2001. Net cash flow from operations reached 3 million Dollars.

FIRST QUARTER RESULTS 2002

Net Consolidated Sales
The consolidated net sales reached 209 million Dollars, a reduction of 11.6% in comparison to the same period of last year. The reduction is a result of the sale of non-strategic assets in Bionova and Savia, and a decrease in sales of agriculture related businesses. Dollar denominated sales accounted for 48% of the sales of the period, Euros accounted for 24%, Pesos for 6% and other currencies for the remaining 22%.

Consolidated Operating Income
Consolidated operating income for the first quarter of 2002 reached 36 million Dollars, an increase of 53.9% or 12 million Dollars, with regard to the first quarter of 2001. This considerable increase has been achieved by a reduction in operating expenses in Savia and its subsidiaries. The operating cash flow recovered 12 million Dollars (40.6%) and reported 42 million Dollars during the quarter.

Net Consolidated Income
In this period majority net income reverted its negative result by recovering 26 million Dollars or 146.1%, and reached the amount of 8 million Dollars. The consolidated net income ascended to 19 million Dollars in comparison to the 1 million Dollars obtained in the same period of 2001. This achievement is the result of a significant reduction in operating expenses and interest payments, due to an important debt reduction in Savia and in Seminis. During the last year, Savia prepaid close to one billion Dollars to its creditors and Seminis

reduced its consolidated debt by 55 million Dollars.

RESULTS FOR THE FIRST QUARTER OF 2002
FOR THE MAIN SUBSIDIARIES

Seminis
Total sales for the first quarter of 2002 reached 153 million Dollars, figure similar to the one reported in the same period of 2001. The operating gross profit continued to rise and reached 63% of the business sales. Operating expenses decreased by 10.0% and reported 54 million Dollars for the first quarter of 2002. Operating income reached 42 million Dollars, result that reflects an increase of 27% in comparison to 33 million Dollars reached in 2001. The cash flow from operations for the period registered 46 million Dollars, a 23% growth in comparison to the same period of 2001. These results show the effect of the initiatives implemented by Seminis since September of 2000, which continue to strengthen its operations.

Bionova
The sales of Bionova for the first quarter of 2002 were of 47 million Dollars, figure that represents a decrease of 31% as compared to last year's sales. This reduction is the result of the sale of non-strategic assets, which included Interfruver de Mexico. Despite the sale of these assets the company maintained an operating income and net cash flow similar to the one achieved in the same period of 2001. Net cash flow from operation reached 3 million Dollars.

Savia (www.savia.com.mx) participates in industries that offer high growth potential in Mexico and internationally. Among its main subsidiaries are: Seminis a global leader in the development, production and commercialization of fruit and vegetable seeds. Bionova, a company focused in plant science for the development and improvement of fruit and vegetable seeds; and Omega, a real estate development company.

Savia´s financial statements are prepared in compliance with generally accepted accounting principles in Mexico. For the consolidation of domestic subsidiaries, Savia follows the guidelines set forth in bulletin B-10 and for foreign companies follows the guidelines set forth in bulletin B-15. Seminis and Bionova report following the generally accepted accounting principles of Mexico. These results are adjusted to reflect the above-mentioned guidelines. I addition, Seminis reports its fiscal year the first quarter of October through the last of September. Savia reports its fiscal year on a calendar basis, including in its consolidated results the operations of Seminis according to calendar year.

BASES OF PREPARATION OF THE FINANCIAL STATEMENTS:

THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THOSE OF SAVIA AND ALL ITS SUBSIDIARIES. THE INDIVIDUAL FINANCIAL STATEMENTS OF SAVIA ARE PREPARED TO COMPLY WITH LEGAL REQUIREMENTS TO WHICH IT IS SUBJECT AS AN INDEPENDENT LEGAL ENTITY; IN THESE FINANCIAL STATEMENTS THE INVESTMENT IN SHARES OF SUBSIDIARIES IS ACCOUNTED FOR BY THE EQUITY METHOD. COMMENCING IN 1999, THE CONSOLIDATED FINANCIAL STATEMENTS REFLECT A COMBINATION OF THE INDUSTRIAL AND COMMERCIAL ACTIVITIES WHICH THE COMPANY HAS TRADITIONALLY CARRIED OUT THROUGH ITS SUBSIDIARIES (AGROTECHNOLOGY, PACKAGING AND OTHER BUSINESSES), AND THE INSURANCE SERVICES RENDERED IN MEXICO, REPRESENTED BY THE SALE OF INSURANCE AND BONDING POLICES, AS WELL AS BY THE FINANCIAL LEASING, FACTORING, WAREHOUSING AND MORTGAGE LOAN OPERATIONS CARRIED OUT BY SCA AND ITS SUBSIDIARIES.

THE FINANCIAL STATEMENTS HAVE BEEN PREPARED ON THE FOLLOWING BASES:

(I) ALL SIGNIFICANT INTER-COMPANY OPERATIONS AND BALANCES HAVE BEEN ELIMINATED IN CONSOLIDATION.

(II) THE PREPARATION OF THE FINANCIAL INFORMATION IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO (MEX-GAPP) REQUIRES THAT MANAGEMENT MAKE ESTIMATES AND ASSUMPTIONS WHICH AFFECT THE FIGURES IN THE BALANCE SHEET AND IN THE STATEMENT OF INCOME FOR THE PERIOD; ACTUAL RESULTS MAY DIFFER FROM THESE ESTIMATES.

(III) THE FINANCIAL STATEMENTS OF ALL CONSOLIDATED ENTITIES HAVE BEEN CONFORMED TO MEX-GAAP.THE SUBSIDIARIES CONSIDERED AS FOREIGN OPERATIONS ORIGINALLY PREPARE THIER FINANCIAL STATEMENTS IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (US-GAAP). THE FINANCIAL STATEMENTS OF SCA ARE ORIGINALLY PREPARED AND ISSUED TO COMPLY WITH THE REGULATION AND ACCOUNTING PRACTICES ESTABLISHED BY THE NATIONAL INSURANCE AND BONDING COMMISSION (NIBC).

(IV) THE COMPANY APPLIES THE ACCOUNTING STANDARDS CONTAINED IN STATEMENT B-10 (RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION), AS AMENDED, AND IN STATEMENT B-15 (TRANSACTIONS IN FOREIGN CURRENCY AND TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS), ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. THE PRINCIPAL PROVISIONS OF THESE STANDARDS ARE AS FOLLOWS:

. INVENTORIES AND COST OF SALES FOR EACH OF THE YEARS ARE RESTATED ON THE BASIS OF ESTIMATED REPLACEMENT COSTS. PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION AT EACH YEAR END AND FOR THE YEAR, AND OTHER NONMONETARY ASSETS, ARE RESTATED BY APPLYING FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI) ISSUED BY BANCO DE MEXICO (THE CENTRAL BANK).

.THE COMPONENTS OF STOCKHOLDERS' EQUITY ARE RESTATED BY THE AMOUNTS NECESSARY TO MAINTAIN THEIR PURCHASING POWER EQUIVALENT IN MEXICAN PESOS, USING FACTORS DERIVED FROM THE NCPI.

.THE CUMULATIVE GAIN OR LOSS FROM HOLDING NONMONETARY ASSETS (THE NET DIFFERENCE BETWEEN CHANGES IN THE NET REPLACEMENT COST, PRIMARILY OF INVENTORIES AND COST OF SALES, AND THE INDEXED HISTORICAL COSTS BASED ON THE NCPI) IS INCLUDED IN STOCKHOLDERS' EQUITY UNDER THE CAPTION "DEFICIT ON RESTATEMENT OF CAPITAL".

.THE PURCHASING POWER GAIN OR LOSS FROM HOLDING MONETARY ITEMS IS INCLUDED IN COMPREHENSIVE FINANCING INCOME (COST).

THE MOST IMPORTANT INDEXES (NCPI) USED TO RECOGNIZE THE EFFECTS OF INFLATION ON THE FINANCIAL STATEMENTS WERE: 351.418 AND 336.596 AS OF DECEMBER 31, 2001 AND 1999, RESPECTIVELY (1994=100). TO RECOGNIZE INFLATION IN OTHER COUNTRIES, MAINLY THE UNITED STATES, INDEXES PUBLISHED BY THE BANCO DE MEXICO WERE USED.

THE ABOVE-MENTIONED STATEMENT B-15 ESTABLISHES RULES FOR THE TRANSLATION OF THE FINANCIAL STATEMENTS OF SUBSIDIARIES CONSIDERED AS FOREIGN ENTITIES, ON THE FOLLOWING BASIS: (I) THE FIGURES OF SUCH SUBSIDIARIES (PREVIOUSLY CONFORMED TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO) ARE RESTATED BY APPLYING THE GENERAL INFLATION INDEX OF THE COUNTRY OF ORIGIN AND THEN TRANSLATED TO MEXICAN PESOS AT THE RATES OF EXCHANGES PREVAILING AT THE LATEST BALANCE SHEET DATE; (II) WHEN AN INVESTMENT IN A FOREING SUBSIDIARY HAS BEEN DESIGNATED AS AN ECONOMIC HEDGE OF A FOREIGN CURRENCY LIABILITY, ANY EXCHANGE DIFFERENCES ARISING FROM SUCH LIABILITY SHOULD BE RECORDED DIRECTLY IN STOCKHOLDERS' "EQUITY UNDER THE CAPTION "CUMULATIVE TRANSLATION ADJUSTMENT".

OTHER SIGNIFICANT ACCOUNTING POLICES, INCLUDING THE CONCEPTS, METHODS AND CRITERIA RELATIVE TO THE RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION, ARE SUMMARIZED BELOW:

A. FOREIGN CURRENCY TRANSACTIONS

ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES ARE STATED IN MEXICAN CURRENCY AT THE RATES OF EXCHANGE IN EFFECT AT THE BALANCE-SHEET DATE. EXCHANGE DIFFERENCES ARISING FROM CHANGES IN THE EXCHANGE RATES BETWEEN THE TRANSACTION AND SETTLEMENT DATES, OR THE BALANCE-SHEET DATE, ARE CHARGED OR CREDITED TO INCOME.

EXCHANGE DIFFERENCES ARISING FROM HEDGED LIABILITIES ARE RECORDED DIRECTLY IN STOCKHOLDERS' EQUITY.

B. TEMPORARY INVESTMENTS

THESE INVESTMENTS ARE STATED AT THEIR MARKET VALUE. DIFFERENCES ARISING BETWEEN THE AMOUNT AT THE INVESTMENT DATE AND BALANCE SHEET DATE ARE RECORDED IN COMPREHENSIVE FINANCING INCOME (COST).

C. INVENTORIES AND COST OF SALES

INVENTORIES ARE RESTATED ON THE BASIS OF ESTIMATED REPLACEMENT COST (LATEST PURCHASE PRICES AND PRODUCTION COSTS FOR THE PERIOD) OR BY APPLYING THE FIRST-IN, FIRST-OUT (FIFO) METHOD OF INVENTORY VALUATION. THE AMOUNTS SHOWN FOR INVENTORIES DO NOT EXCEED MARKET VALUE.

COST OF SALES IS PRESENTED ON THE BASIS OF THE ESTIMATED REPLACEMENT COSTS PREVAILING ON THE DATES WHEN THE SALES WERE EFFECTED.

D. INVESTMENT IN SHARES AND OTHER INVESTMENTS

IN THE INDIVIDUAL BALANCE SHEET OF THE PARENT COMPANY, THE INVESTMENT IN SUBSIDIARIES IS ACCOUNTED FOR BY THE EQUITY METHOD. IN ACCORDANCE WITH THIS METHOD, THE CARRYING AMOUNT OF THE INVESTMENT IS MODIFIED TO REFLECT CHANGES OCCURRING AFTER THE ACQUISITION DATE IN THE STOCKHOLDERS' EQUITY ACCOUNTS OF THE INVESTEES.

THE OTHER INVESTMENTS, WHICH ARE INDIVIDUALLY INSIGNIFICANT AND/OR REPRESENT LESS THAN 10% OF THE CAPITAL STOCK OF THE ISSUERS, ARE RESTATED BY APPLYING FACTORS DERIVED FROM THE NCPI TO THEIR ORIGINAL COST, LESS A VALUATION ALLOWANCE WHERE REQUIRED.

E. PROPERTY, PLANT, EQUIPMENT AND DEPRECIATION

THESE ASSETS ARE STATED AT COST RESTATED BY APPLYING FACTORS DERIVED FROM THE NCPI TO THE HISTORICAL COST, EXCEPT FOR MACHINERY AND EQUIPMENT OF FOREIGN ORIGIN OWNED BY THE MEXICAN SUBSIDIARIES, WHICH ARE STATED AT COST RESTATED BY APPLYING FACTORS DERIVED FROM THE GENERAL INFATION INDEX OF THE COUNTRY OF ORIGIN TO THE CORRESPONDING FOREIGN CURRENCY AMOUNTS AND TRANSLATING THOSE AMOUNTS TO PESOS AT THE EXCHANGE RATE PREVAILING AT THE BALANCE SHEET DATE.

DEPRECIATION IS CALCULATED BY THE STRAIGHT-LINE METHOD BASED ON THE ESTIMATED USEFUL LIVES OF THE ASSETS.

THE COMPREHENSIVE FINANCIAL COST ARISING FROM LIABILITIES CONTRACTED TO FINANCE CONSTRUCTION IN PROCESS IS CAPITALIZED AS PART OF THESE ASSETS UNTIL THEY BEGIN THEIR NORMAL OPERATIONS.

F. ACQUISITIONS AND INTANGIBLE ASSETS

UNDERLYING ASSETS AND LIABILITIES OF ACQUIRED COMPANIES ARE RECORDED AT FAIR MARKET VALUES AND ANY EXCESS PURCHASE PRICE IS RECORDED AS "GOODWILL". GOODWILL IS INDEXED BY APPLYING FACTORS DERIVED FROM THE NCPI TO THE ORIGINAL COST. AMORTIZATION IS CALCULATED AT AN ANNUAL RATE OF 5%.

THE INTANGIBLE ASSETS REPRESENT BASICALLY THE COST THE PATENTS AND TRADEMARKS, EXPENSES INDENTIFIED WITH THE ACQUISITION OF SUBSIDIARIES, COSTS RELATIVE TO THE DEVELOPMENT AND INSTALLATION OF INTEGRATED SOFTWARE, ETC. AND ARE AMORTIZED IN PERIODS OF 10 TO 20 YEARS.

G. SEVERANCE COMPENSATION

SENIORITY PREMIUMS TO WHICH EMPLOYEES OF MEXICAN SUBSIDIARIES ARE ENTITLED UPON TERMINATION OF EMPLOYMENT AFTER 15 YEARS OF SERVICE ARE RECOGNIZED AS EXPENSES OF THE YEARS IN WHICH THE SERVICES ARE RENDERED THROUGH TRUST FUNDS AND LIABILITY PROVISIONS, BASED ON ANNUAL ACTUARIAL STUDIES MADE BY INDEPENDENT EXPERTS. OTHER COMPENSATION BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, IS CHARGED TO INCOME IN THE YEAR IN WHICH IT BECOMES PAYABLE.

SCA AND FOREIGN SUBSIDIARIES HAVE RECORDED LIABILITIES FOR RETIREMENT AND OTHER SEVERANCE COMPENSATION.

H. DERIVATIVE FINANCIAL INSTRUMENTS

CONTRACTUAL RIGHTS AND OBLIGATIONS FROM DERIVATIVE FINANCIAL INSTRUMENTS ARE INCLUDED IN THE BALANCE SHEET. ASSETS COMPRISE MAINLY PREMIUMS AND COMMISSIONS PAID ON OPERTATIONS AND ARE AMORTIZED BY THE STRAIGHT-LINE METHOD, IN ACCORDANCE WITH THE TERMS OF THE RELATED AGREEMENT, AFFECTING INCOME FOR THE PERIOD.

IN THE CASE OF OPERATIONS ARISING FROM DERIVATIVE FINANCIAL INSTRUMENTS REFERENCED TO THE VALUE OF SAVIA'S OWN SHARES, THE DIFFERENCES BETWEEN THE FAIR VALUE AND THE AQUISITION COST (INCLUDING PURCHASE EXPENSES AND PREMIUMS OR DISCOUNTS), AS WELL AS GAINS AND LOSSES INCURRED, ARE RECORDED DIRECTLY IN STOCKHOLDERS' EQUITY.

I. COMPREHENSIVE FINANCING (EXPENSE) INCOME

THIS ITEM IS DETERMINED BY GROUPING IN THE STATEMENT OF INCOME ALL INTEREST AND OTHER FINANCIAL INCOME AND EXPENSE, EXCHANGE GAINS AND LOSES, AND THE GAIN OR LOSS ON MONETARY POSITION.

THE GAIN OR LOSS ON MONETARY POSITION REPRESENTS THE EFFECT OF INFLATION, AS MEASURED BY THE NCPI, ON THE COMPANY'S AVERAGE MONTHLY NET MONETARY ASSETS OR LIABILITIES DURING THE YEAR.

J. INCOME TAX AND EMPLOYEES' PROFIT SHARING

SAVIA AND EMPAQ AND THEIR RESPECTIVE SUBSIDIARIES CONSOLIDATE THEIR INCOME FOR TAX PURPOSES. THE COMPANIES IN THE INSURANCE SEGMENT CALCULATE THEIR TAXES INDIVIDUALLY.

UP TO 1999 INCOME TAX AND EMPLOYEES' PROFIT SHARING HAVE BEEN RECORDED USING INTERPERIOD ALLOCATION PROCEDURES UNDER THE PARTIAL LIABILITY METHOD. UNDER THIS METHOD THE EFFECT ON INCOME TAX AND PROFIT SHARING OF NONRECURRING TIMING DIFFERENCES BETWEEN TAXABLE INCOME AND FINANCIAL PRETAX INCOME WHICH ARE EXPECTED TO REVERSE IN AN IDENTIFIABLE TIME PERIOD IS RECORED AS DEFERRED INCOME TAX AND DEFERRED EMPLOYESS' PROFIT SHARING.

FROM JANUARY 1, 2000 ONWARDS THE COMPANY WILL ADOPT THE STANDARDS CONTAINED IN STATEMENT D-4 REVISED, "ACCOUNTING FOR INCOME TAX, ASSET TAX AND EMPLOYEES' PROFIT SHARING". THE ADOPTION OF THIS STATEMENT WILL REPRESENT A SIGNIFICANT CHANGE IN THE ACCOUNTING FOR INCOME TAX, IN THAT IF REPLACES THE PARTIAL LIABILITY METHOD APPLIED AT DECEMBER 31, 1999 BY THE COMPREHENSIVE ASSET AND LIABILITY METHOD. THE NEW METHOD OF ACCOUNTING WILL REQUIRE RECOGNITION OF DEFERRED TAX ASSETS AND LIABILITIES FOR THE FUTURE TAX CONSEQUENCES ATTRIBUTABLE TO DIFFERENCES BETWEEN THE FINANCIAL STATEMENT CARRYING AMOUNTS OF ALL ASSETS AND LIABILITIES AND THEIR RESPECTIVE TAX BASES.

IN ACCORDANCE WITH THIS STATEMENT, THE ACCUMULATED EFFECT OF ITS ADOPTION AS OF JANUARY 1,2000 WILL BE CHARGED DIRECTLY TO STOCKHOLDERS' EQUITY. THE DEFERRED INCOME TAX ARISING FROM DIFFERENCES BETWEEN THE FINANCIAL STATEMENT CARRYING AMOUNTS OF ASSETS AND LIABILITIES AND THEIR RESPECTIVE TAX BASES OCURRING FROM JANUARY 1, 2000 ONWARDS WILL BASICALLY AFFECT THE INCOME OF EACH YEAR.

K. EARNINGS PER SHARE

EARNING PER SHARE COMPUTATIONS ARE BASED ON THE NET INCOME ATTRIBUTABLE TO THE MAJORITY INTEREST DIVIDED BY THE WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE YEAR.

L. CHANGES IN ACCOUNTING PRACTICES

IN AUGUST 2000, THE MIPA ISSUED STATEMENT B-4 "COMPREHENSIVE INCOME", EFFECTIVE FROM JANUARY 1, 2001 ONWARDS. THIS STATEMENT ESTABLISHES NEW GUIDELINES FOR REPORTING AND PRESENTING COMPREHENSIVE INCOME AND ITS COMPONENTS. IN ACCORDANCE WITH THIS STATEMENT, COMPREHENSIVE INCOME WILL INCLUDE THE NET INCOME FOR THE YEAR AND OTHER ITEMS THAT IN ACCORDANCE WITH OTHER STATEMENTS SHOULD BE RECORDED DIRECTLY IN STOCKHOLDERS' EQUITY AND ARE NOT CAPITAL CONTRIBUTIONS, REDUCTIONS OR CAPITAL DISTRIBUTIONS.

AS FROM JANUARY 1, 2001 STATEMENT C-2 "FINANCIAL INSTRUMENTS" ISSUED BY THE MIPA BECAME EFFECTIVE. UNDER THE PROVISIONS OF THIS STATEMENT, ALL DERIVATIVES ARE REQUIRED TO BE RECOGNIZED IN THE BALANCE SHEET AS EITHER ASSETS OR LIABILITIES AND MEASURED AT FAIR MARKET VALUE.

INVENTORIES:

CONSOLIDATED INVENTORIES WERE MADE UP AS FOLLOWS:

SEEDS	$ 2,118,752
DIRECT MATERIALS	31,413
WORK IN PROCESS	509,045
FINISHED PRODUCTS	1,213,644
SPARE PARTS AND OTHER	390,784
	$ 4,263,638

PROPERTY, PLANT AND EQUIPMENT:

THE CONSOLIDATED CAPTION COMPRISED THE FOLLOWING:

LAND	$ 484,874
BUILDINGS	1,690,056
MACHINERY AND EQUIPMENT	998,733
OFFICE EQUIPMENT	224,238
TRANSPORT EQUIPMENT	99,657
COMPUTER EQUIPMENT	65,525
CONSTRUCTIONS IN PROCESS	33,381
	$ 3,596,464
LESS-ACCUMULATED DEPRECIATION	1,076,331
	$ 2,520,133

DEPRECIATION CHARGED TO INCOME REPRESENTED APPROXIMATE AVERAGE ANNUAL RATES OF 5% FOR BUILDINGS AND 6% FOR MACHINERY AND EQUIPMENT.

CURRENT LIABILITIES:

UNSECURED BANK LOANS AND CURRENTS PORTION OF LONG-TERM DEBT	$ 3,368,543
STOCK LOANS AND CURRENT PORTION OF LONG TERM STOCK LOANS	
NOTES PAYABLE	239,899
SUPPLIERS	377,664
ACCOUNTS PAYABLE	1,514,911
WORKERS' PROFIT SHARING PAYABLE	
	$ 5,501,017

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

LONG-TERM DEBT:

SYNDICATED BANK LOAN, U.S. $258.7 MILLION, DUE 2002	$ 2,334,875
OTHER LOANS	212,345
	$ 2,547,220
LESS-CURRENT PORTION	2,372,777
LONG - TERM DEBT	$ 174,443

OTHER LIABILITIES:

ACCRUED PENSION AND SENIORITY PREMIUM COST	734
	$ 734

DEFERRED TAXES:

AS OF MARCH 31, 2002 SAVIA RECOGNIZED A CONSOLIDATED DEFERRED INCOME TAX BENEFIT OF $ 7,285 (THOUSANDS OF PESOS). AND A CONSOLIDATED DEFERRED LIABILITY INCOME TAX OF $ 185,270 (THOUSANDS OF PESOS)

STOCKHOLDERS EQUITY:

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

NOMINAL CAPITAL STOCK	$ 7,125
RESTATEMENT OF CAPITAL STOCK	1,527,257
RETAINED EARNINGS	2,753,759
RESTATEMENT OF RETAINED EARNINGS	6,482,296
LEGAL RESERVE	1,419
RESTATEMENT OF LEGAL RESERVE	305,310
REPURCHASE FUND OF SHARES	972,604
RESTATEMENT OF REPURCHASE FUND OF SHARES	1,488,890
GAIN FROM RESALE OF OWN SHARES	73,771
RESTATEMENT OF GAIN FROM RESALE OF OWN SHARES	22,380
PREMIUM SALE OF SHARES	0
RESTATEMENT OF PREMIUM ON SALE OF SHARES	2,566,578
NET (LOSS)INCOME FOR THE YEAR	74,287
CUMULATIVE TRANSLATION ADJUSTMENT	(1,009,052)
DEFERRED INCOME TAX EFFECT	(513,697)
DEFICIT ON RESTATEMENT OF CAPITAL	(7,037,419)
TOTAL MAJORITY INTEREST	7,715,508
MINORITARY INTEREST	655,472
TOTAL STOCKHOLDERS' EQUITY	$ 8,370,980

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				COQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 SEMINIS, INC.	PROD. DE SEMILL. P/ FRUTAS Y HORT.	40,615,619	67.89	2,558,183	1,242,598
2 EMPAQ (POR MEDIO DE M & L)	INVERSION ADQUISIC. Y ENAJENAC. DE ACC.	424,748,875	85.35	924,859	973,532
3 DESARROLLO INMOBILIARIO OMEGA, S.A. DE C.V.	CONSTRUCC. Y VENTA DE INMUEBLES	358,274,564	100.00	443,137	1,391,328
4 DESARROLLO FORESTAL, S.A. DE C.V.	EXPLOTACION DE VIVEROS FORESTALES	214,733,273	100.00	227,561	331,243
5 AGROMOD, S.A. DE C.V.	SIEMBRA Y CULTIVO FRUTAS Y HORTALIZAS	40,389,740	100.00	418,505	273,942
6 A.G. BIOTECH	INV. CIAS. INVEST. Y DES. EN BIOTECNOL.	484,848	100.00	42,500	(173,133)
7 PUBLIPROMO, S.A. DE C.V.	EVENTOS CULTURALES Y DEPORTIVOS	382,250,000	100.00	382,250	245,788
8 OPERADORA DE HARINAS DEL NORTE, S.A. DE C.V.	ELAB. Y VTA. DE PASTELES Y REPOSTERIA	49,988,000	100.00	44,473	65,675
9 IND. DE ALIMENTOS CONG. Y DESH., S.A. DE C.V.	SERVICIOS DE RESTAURANTES	24,876,000	100.00	23,596	14,491
10 DISTRIBUCIONES ILIMITADAS, S.A. DE C.V.	ELABORACION Y VTA DE PASTELES Y REPOST.	10,872,000	100.00	10,839	(14,088)
11 OPERADORA DE REST. GALERIA, S.A. DE C.V.	SERVICIOS DE RESTAURANTES	4,501,000	100.00	4,123	1,319
12 PROMOCION Y DIST. COMERCIAL, S.A. DE C.V.	SERVICIOS DE ASESORIA ADMINISTRATIVA	1,358,380,000	100.00	154,865	(362,894)
13 SERVASA, S.A. DE C.V.	SERVICIOS DE ASESORIA ADMINISTRATIVA	614,835	100.00	543,345	226,512
14 INDUSTRIAL CAPITAL	INVERSION,ADQUISIC. Y ENAJENAC. DE ACC.	23,169,000	100.00	731	1,061
15 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	28,629
TOTAL INVESTMENT IN SUBSIDIARIES				**5,778,967**	**4,246,003**
ASSOCIATEDS					
1 OTRAS ASOCIADAS (4)		1	0.00	0	116,293
(No. DE ASOC.:)		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**116,293**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**4,362,296**

NOTES

STOCK EXCHANGE COD **SAVIA** QUARTER: **1** YEAR: **2002**

SAVIA, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **CONSOLIDATED**
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	1,526,289	656,807	869,482	163,767	21,737	1,011,512
MACHINERY	885,794	161,227	724,567	112,938	63,979	773,526
TRANSPORT EQUIPMENT	81,086	46,063	35,023	18,571	16,353	37,241
OFFICE EQUIPMENT	181,462	28,722	152,740	42,776	30,717	164,799
COMPUTER EQUIPMENT	49,841	36,951	12,890	15,684	13,774	14,800
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**2,724,472**	**929,770**	**1,794,702**	**353,736**	**146,560**	**2,001,878**
NOT DEPRECIATION ASSETS						
GROUNDS	454,297	0	454,297	30,577	0	484,874
CONSTRUCTIONS IN PROCESS	33,381	0	33,381	0	0	33,381
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**487,678**	**0**	**487,678**	**30,577**	**0**	**518,255**
TOTAL	**3,212,150**	**929,770**	**2,282,380**	**384,313**	**146,560**	**2,520,133**

STOCK EXCHANGE CODE: SAVIA
SAVIA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																	
WITH WARRANTY																	
Northwest Bank	31/05/2002	10.00	0	0	0	0	0	0	0	0	0	72,095	0	0	0	0
bbva	31/10/2002	6.00	0	0	0	74,948	0	0	0	0	0	0	0	0	0	0
Banamex	31/10/2002	6.00	0	0	0	78,984	0	0	0	0	0	0	0	0	0	0
Chase	31/10/2002	5.00	0	0	0	0	0	0	0	0	0	189,118	0	0	0	0
BANK OF AMERICA	31/10/2002	5.00	0	0	0	0	0	0	0	0	0	181,446	0	0	0	0
CHASE AND BANK OF AMERICA	31/10/2002	0.00	0	0	0	0	0	0	0	0	0	50,350	0	0	0	0
Harris Trust and Savings Ban	31/12/2002	9.50	0	0	0	0	0	0	0	0	0	2,334,879	0	0	0	0
Korean bank loans	05/03/2003	9.20	0	0	0	0	0	0	0	0	167,052	0	0	0	0	0
Korean government loans	26/12/2011	5.00	0	0	0	0	0	0	0	0	0	2,833	3,178	2,246	1,870	5,955
India bank loans	31/10/2004	10.70	0	0	0	0	0	0	0	0	4,309	111	58	28	0	0
Italian short-term borrowing	31/12/2002	7.50	0	0	0	0	0	0	0	0	54,825	0	0	0	0	0
Italian government research	01/07/2003	5.60	0	0	0	0	0	0	0	0	0	2,097	1,078	0	0	0
Loan payable to U.S. citizen	03/07/2006	13.00	0	0	0	0	0	0	0	0	0	1,197	1,360	1,546	1,757	966
Spanish short-term borrowing	31/01/2003	5.63	0	0	0	0	0	0	0	0	40,708	0	0	0	0	0
Spanish government research	30/11/2010	9.00	0	0	0	0	0	0	0	0	0	1,418	633	633	762	4,348
France credit line	31/12/2007	3.60	0	0	0	0	0	0	0	0	7,966	866	1,050	1,122	1,201	1,998
Hungaria short-term borrowin	15/07/2002	12.15	0	0	0	0	0	0	0	0	11,844	0	0	0	0	0
Chilean short-term borrowing	31/10/2002	8.40	0	0	0	0	0	0	0	0	54,120	0	0	0	0	0
Peruvian bank loan	23/09/2002	9.00	0	0	0	0	0	0	0	0	1,850	8,461	0	0	0	0
General Electric Capital (U.	15/01/2008	7.50	0	0	0	0	0	0	0	0	0	1,333	1,068	1,520	1,638	3,832
General Electric Capital (U.	15/03/2010	8.30	0	0	0	0	0	0	0	0	0	15,890	11,918	15,890	15,890	67,520
Other bank borrowings all fo			0	0	0	0	0	0	0	0	6,353	3,690	235	217	153	524
Bancarios - Otros	30/08/2002	1.00	0	0	0	0	0	0	0	0	0	0	4,707	0	0	0
TOTAL BANKS			0	0	0	153,932	0	0	0	0	348,827	2,865,784	25,285	23,202	23,271	85,143

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
Varios Omega			439	0	0	0	0	0	0	0	0	0	0	0	0	0
Varios Bionova			0	0	0	0	0	0	0	0	123,559	0	0	0	0	0
Varios Restaurantes			1,327	0	0	0	0	0	0	0	0	0	0	0	0	0
Varios Publipromo			511	0	0	0	0	0	0	0	0	0	0	0	0	0
Prov Seminis, United States			0	0	0	0	0	0	0	0	120,339	0	0	0	0	0
Prov Seminis, Asia			0	0	0	0	0	0	0	0	39,563	0	0	0	0	0
Prov Seminis, Holland			0	0	0	0	0	0	0	0	48,217	0	0	0	0	0
Prov Seminis, Europe			0	0	0	0	0	0	0	0	31,757	0	0	0	0	0
Prov Seminis, Other			0	0	0	0	0	0	0	0	6,985	0	0	0	0	0
Varios			4,967	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			7,244	0	0	0	0	0	0	0	370,420	0	0	0	0	0
VARIOS			84,402	15,633	0	219,793	1,892	0	0	0	0	716,607	17	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			84,402	15,633	0	219,793	1,892	0	0	0	0	716,607	17	0	0	0
			91,646	15,633	0	373,725	1,892	0	0	0	719,247	3,582,391	25,302	23,202	23,271	85,143

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2002**

SAVIA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	4,908	405,267	0	0	405,267
OTHER	399	3,601	0	0	3,601
TOTAL	**5,307**	**408,868**			**408,868**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	1,638	14,786	0	0	14,786
INVESTMENTS	0	0	0	0	0
OTHER	539	4,864	0	0	4,864
TOTAL	**2,177**	**19,650**			**19,650**
NET BALANCE	**3,130**	**389,218**			**389,218**
FOREING MONETARY POSITION					
TOTAL ASSETS	**344,910**	**3,112,567**	**1,034**	**9,336**	**3,121,903**
LIABILITIES POSITION	**585,472**	**4,979,416**	**24**	**215**	**4,979,631**
SHORT TERM LIABILITIES POSITION	551,779	4,675,359	24	215	4,675,574
LONG TERM LIABILITIES POSITION	33,693	304,057	0	0	304,057
NET BALANCE	**(240,562)**	**(1,866,849)**	**1,010**	**9,121**	**(1,857,728)**

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2002**

SAVIA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

Final Printing

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSION ES DE $ 9.0243 PESOS POR DOLAR NORTEAMERICANO, PUBLICADO POR EL BANCO DE MEXICO EN EL DIARIO OFICIAL DE LA FEDERACION.

DOLAR CANADIENSE	5.6660
LIBRA ESTERLINA	12.8569
MARCO ALEMAN	4.0382
FRANCO SUIZO	5.3739

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	5,131,563	3,780,342	(1,351,221)	0.92	(12,431)
FEBRUARY	5,545,328	3,837,990	(1,707,338)	0.06	1,024
MARCH	5,518,324	3,829,030	(1,689,696)	0.51	(8,617)
ACTUALIZATION:	0	0	0	0.00	(50)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	50,621
OTHER	0	0	0	0.00	0
TOTAL					**30,547**

NOTES

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2002**
SAVIA, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N O A P L I C A

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2002**

SAVIA, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
Seminis:		0	0
-Nampa, Idaho	Procesadora de Semillas Vegetales	18,000	90
-Warden, Washington	Procesadora de Semillas Vegetales	38,000	90
-San Quintin, Mexico	Procesadora de Semillas Vegetales	2,800	50
-Santiago, Chile	Procesadora de Semillas Vegetales	2,800	95
-Enkhuizen, The Netherlands	Procesadora de Semillas Vegetales	16,000	85
-Oxnard, California	Procesadora de Semillas Vegetales	15,000	70
Bionova Holding:		0	0
-Culiacán, Sinaloa	Empaque de Productos Frescos	1,160,000	33
-Todos Santos	Empaque de Productos Frescos	430,000	33
-Ciudad Obregón	Empaque de Productos Frescos	130,000	33

NOTES

SEMINIS:
- LA CAPACIDAD INSTALADA REPRESENTA MILES DE SEMILLAS PROCESADAS POR AÑO.

BIONOVA HOLDING:
- LA CAPACIDAD INSTALADA SE EXPRESA EN TONELADAS EMPACADAS POR AÑO.

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2002**

SAVIA, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
SEMINIS:					
Productor de Semillas Domésti	Central Oregon Seeds, U.S.A.				3.00
Productor de Semillas Domésti	Garson Taiwan Co., Ltd.				2.90
Productor de Semillas Domésti	Yulee Seed Company, Inc.				2.00
Productor de Semillas Domésti	Vann Brothers, U.S.A.				1.70
Productor de Semillas Domésti	T & P Farms				1.30
Productor de Semillas Domésti	Mayflower Farms				1.20
Productor de Semillas Domésti	Guidotti Brothers				1.00
		Productor Extranjero	Indo American, India	No	1.20
RESTO DE PROVEEDORES	NO MAYORES AL 1% INDIV.				85.70

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
AGROTECNOLOGIA:							
AGROMOD:							
-PLANTULA DE BANAN			42,088	1,032			
-PLANTULA DE CHILE			31,500	18			
-PLANTULA DE PAPAY			38,809	216			
-PLANTULA DE TABAC			570,000	415			
-PLANTULA DE PIÑA			274,455	3,164			
-AGAVE			6,017,349	18,571			
-ANALISIS			1,894	1,347			
-MATERILA BIOLOGIC			373,722	4,286			
-MANGO ATAULFO			524	91			
-CHILE JALAPEÑO			5,562	67			
-TALLOS DE BAMBU			157,311	2,165			
OMEGA:							
-TERRENOS RESIDENC				12,790			
-VENTA DE PISOS PL				18,159			
-TERRENOS COMERCIA				1,384			
-OTROS				222			
OTROS NEGOCIOS:				22,628			
TOTAL				86,555			

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
AGROTECNOLOGIA:							
-SEMILLAS TOMATE			58	216,604	EEUU	ASGROW	AMC
-SEMILLAS PIMIENTO			29	127,047	EUROPA	BRUINSMA	UNIFERT
-SEMILLAS PEPINO			205	145,666		GENECORP	TSL SEED
-SEMILLAS Melon			35	77,402		PETOSEED	KEITHLY - WILLIAMS
-SEMILLAS SANDIA			87	48,319		ROYAL SLUIS	BOLTHOUSE
-SEMILLAS CALABACI			123	60,843			
-SEMILLAS BROCOLI			8	31,413			
-SEMILLAS COLIFLOR			14	39,600			
-SEMILLAS COL			20	19,990			
-SEMILLAS LECHUGA			25	41,770			
-SEMILLAS ESPINACA			283	39,124			
-SEMILLAS ZANAHORI			276	43,503			
-SEMILLAS FRIJOL			2,656	94,232			
-SEMILLAS MAIZ			256	27,320			
-OTRAS SEMILLAS			416	150,418			
-OTROS PRODUCTOS				50,245			
BIONOVA HOLDING:							
-SEMINIS, INC.							
-SEMILLAS CEBOLLA			120	83,449			
-SEMILLAS CHICHARO			7,366	83,426			
-TOMATE BOLA			1,338,930	97,602	EEUU	PREMIER	
-TOMATE INVERNADER			577,158	41,158	CANADA	MASTER TOUCH	
-TOTAME ROMA			90,455	7,664			
-TOMATE CHERRY			506,687	37,820			
-TOMATE UVA			23,820	1,965			
-CHILE MORRON VERD			120,771	8,714			
-CHILE MORRON COLO			17,728	3,237			
-CHILE PICANTE			31,266	5,302			
-CEBOLLA			55,851	2,284			
-PEPINO			30,692	3,001			
-CALABAZA			107,289	11,488			
-BERENJENA			9,779	915			
-SANDIA			721,025	51,138			
-MELON			14,201	1,333			
-MANZANA			187,886	15,156			
-UVA			95,733	4,987			
-MANGO			127,156	10,397			
-PAPAYA			38,632	5,508			
-FRESA			37,288	4,188			
-OTROS			915,759	107,120			
AGROMOD:							
-CORDILINEA			64,541	1,248	HOLANDA	CORDILINEA	PHOTOS PLANT, B.V.
T O T A L				1,802,596			

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS

NOTES

SEMINIS:
- EL VOLUMEN REPRESENTA MILES DE KILOGRAMOS DE SEMILLAS.

DNAP:
- EL VOLUMEN SE EXPRESA EN MILES DE CAJAS

OMEGA:
- LAS UNIDADES SON LOTES DE TERRENOS, CASAS O PISOS.

AGROMOD:
- PARA PRODUCTOS FRESCOS SON CAJAS O UNIDADES
- PARA PLANTULAS SON FIEZAS
- PARA FORRAJE SON BOLSAS
- PARA CORDILINEAS SE EXPRESA EN UNIDADES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 4,531,514

Number of shares Outstanding at the Date of the NFEA: (Units) — 462,067,659

[X] ARE THE FIGURES FISCALLY AUDITED?   [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF MARZO OF 2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2002 — 4,593,595

Number of shares Outstanding at the Date of the NFEA: (Units) — 462,067,659

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2001**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	462,067,659

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 462,067,659

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF MARZO OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF MARZO OF 2002 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 462,067,659

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2001 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 462,067,659

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		1	462,067,659			462,067,659	7,125	
TOTAL			**462,067,659**	**0**	**0**	**462,067,659**	**7,125**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
462,067,659
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 4
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A	8,525,275	43.26750	2.92000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: SAVIA **FECHA:** 17/05/200 20:45

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: SAVIA, S.A. DE C.V.
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DATOS FISCALES DE LA EMISORA

RFC EMPRESA: SAV7309127X5
DOMICILIO RIO SENA # 500 PTE.
COLONIA: DEL VALLE
C. POSTAL: 66220
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA. ,NL

RESPONSABLE DE PAGO

NOMBRE: C.P. FRANCISCO GARZA BARBOSA
DOMICILIO: RIO SENA # 500 PTE.
COLONIA: DEL VALLE
C. POSTAL: 66220
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA ,NL
TELEFONO: (0181) 8173-5510
FAX: (0181(8173-5508

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE: ING. ALFONSO ROMO GARZA
DOMICILIO: RIO SENA # 500 PTE.
COLONIA: DEL VALLE
C. POSTAL: 66220
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA NL
TELEFONO: (0181) 8173-5500
FAX: (0181) 8173-5508
E-MAIL: xxx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: XXX
NOMBRE: XXX XXX XXX XXX
DOMICILIO: XXX
COLONIA: XXX
C. POSTAL: 999
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA NL

CLAVE DE COTIZACION: SAVIA **FECHA:** 17/05/200 20:45

TELEFONO:	XXX
FAX:	XXX
E-MAIL:	XXX

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE PLANEACION Y FINANZAS
NOMBRE:	ING. BERNARDO JIMENEZ BARRERA
DOMICILIO:	RIO SENA # 500 PTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(0181) 8173-5500
FAX:	(0181) 8173-5508
E-MAIL:	bjimenez@savia.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE CONTRALORIA
NOMBRE:	C.P. FRANCISCO GARZA BARBOSA
DOMICILIO:	RIO SENA # 500 PTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(0181) 8173-5510
FAX:	(0181) 8173-5508
E-MAIL:	fjgarza@savia.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE PLANEACION Y FINANZAS
NOMBRE:	ING. BERNARDO JIMENEZ BARRERA
DOMICILIO:	RIO SENA # 500 PTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(0181) 8173-5500
FAX:	(0181) 8173-5508
E-MAIL:	bjimenez@savia.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. JOSE LUIS MARTINEZ GONZALEZ
DOMICILIO:	RIO SENA # 500 PTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(0181) 8173-5500
FAX:	(0181) 8173-5508
E-MAIL:	jmartine@pulsar.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. JOSE LUIS MARTINEZ GONZALEZ

CLAVE DE COTIZACION: SAVIA   FECHA: 17/05/200 20:45

DOMICILIO:	RIO SENA # 500 PTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(0181) 8173-5500
FAX:	(0181) 8173-5508
E-MAIL:	jmartine@savia.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE CONTRALORIA
NOMBRE:	C.P. FRANCISCO GARZA BARBOSA
DOMICILIO:	RIO SENA # 500 PTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(0181) 8173-5510
FAX:	(0181) 8173-5508
E-MAIL:	fjgarza@savia.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE CONTRALORIA
NOMBRE:	C.P. FRANCISCO GARZA BARBOSA
DOMICILIO:	RIO SENA # 500 PTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(0181) 8173-5510
FAX:	(0181) 8173-5508
E-MAIL:	fjgarza@savia.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE CONTRALORIA
NOMBRE:	C.P. FRANCISCO GARZA BARBOSA
DOMICILIO:	RIO SENA # 500 PTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(0181) 8173-5510
FAX:	(0181) 8173-5508
E-MAIL:	fjgarza@savia.com.mx

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **1** YEAR: **2002**
SAVIA, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **MARCH** **OF** **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. FRANCISCO GARZA BARBOSA
APODERADO

ING. BERNARDO JIMENEZ BARRERA
APODERADO

SAN PEDRO GARZA GARCIA, NL, AT MAY 17 OF 2002